Room 4561

June 20, 2006

Mr. James F. Orr
Chief Executive Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

       Re: **Convergys Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 6, 2006
              Form 8-K Filed January 24, 2006
              Form 8-K Filed April 25, 2006
              File No. 001-14379

Dear Mr. Orr:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income and Comprehensive Income, page 45

1.   We note that the Company sells both products and services through its IMG segment. Tell us how you considered presenting separate line items for revenue earned from the sale of your products and services, as well as cost of revenue, in

your consolidated statements of operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 5. Goodwill and Other Intangible Assets, page 59

2.   We note that a 100 basis point increase in the discount rate used to calculate the fair value of the Employee Care reporting unit would have resulted in the Company failing step one in your goodwill impairment test. The Company would have also failed step one if the operating margin, reflected in the valuation of Employee Care, were decreased by 100 basis points. Tell us the discount rate and operating margin that were used in your valuation. Also, please explain how the Company was able to reasonably conclude that you passed step one in the impairment test when only a 100 basis point (or 1%) increase in the discount rate would have caused you to fail such test. Tell us how you considered the guidance in FASB Concepts Statement No. 7 and Appendix E of SFAS 142 in your fair value calculations. Did the Company perform any further analysis of goodwill impairment beyond this initial step? Please explain.

Note 8. Sale of Receivables, page 63

3.   We note that you have entered into an agreement with third-party financial institutions under which you periodically sell interests in accounts receivable pools and that historically you have accounted for these transactions as sales. Address the following:

    a.   Tell us how you considered the guidance in paragraph 9 of SFAS 140 in determining that sale treatment is appropriate.
    b.   Tell us whether there is a recourse obligation associated with the sale of receivables under this agreement, and if so, how you have accounted for it.
    c.   Tell us whether any servicing assets or liabilities have been recognized in connection with transactions under this agreement and where they are classified on your balance sheet.
    d.   Tell us how you considered the disclosure requirements of paragraph 17 of SFAS 140.
    e.   Specifically describe the terms of the 2006 amendment to the receivables purchase agreement and how, with specific reference to the authoritative accounting literature, the amendment impacts your ability to account for future transactions under the agreement as sales.

Exhibit 31.1 and 31.2

4.   We note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar.

5, 2005) available on our website at www.sec.gov. Please confirm that Messrs Orr and Shanks signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications. This comment also applies to exhibits 31.1 and 31.2 to your Form 10-Q for the quarter ended March 31, 2006.

Form 8-K Filed January 24, 2006 and Form 8-K Filed April 25, 2006

5.   Tell us what consideration you have given to including the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the FAQ Regarding the Use of Non-GAAP Financial Measures. At a minimum, tell us what consideration you gave to disclosing the substantive reasons why you believe that presentation of each of the non-GAAP financial measures (i.e. free cash flow, non-GAAP operating income by segment, revenues excluding Cingular, non-GAAP income (loss) before tax, non-GAAP income tax (expense) / benefit, non-GAAP net income (loss) and non-GAAP diluted EPS) provide useful information to investors and, to the extent material, the additional purposes(s) for which you use the non-GAAP financial measure. Such disclosures regarding the usefulness of the non-GAAP measures should separately address each of the measures created by your presentation. Please explain to us how you considered separately addressing these disclosure requirements for each non-GAAP measure in your current presentation.

6.   Revise your disclosures in the press releases to eliminate all references to "pro forma" net income, "pro forma" results. The information you have presented throughout the press release should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief